UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Paul Moss-Bowpitt

Legal Director, Corporate Transactions

TOTALENERGIES SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

00-331-4135-2834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867652 406

1	Names of Reporting Persons TotalEnergies SE
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 129,708,096 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 129,708,096 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,708,096 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 59.7% (3)
14	Type of Reporting Person CO

CUSIP No. 867652 406

1	Names of Reporting Persons TotalEnergies Gestion USA SARL
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 129,708,096 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 129,708,096 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,708,096 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 59.7% (3)
14	Type of Reporting Person CO

CUSIP No. 867652 406

1	Names of Reporting Persons TotalEnergies Holdings USA, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 129,708,096 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 129,708,096 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,708,096 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 59.7% (3)
14	Type of Reporting Person CO

CUSIP No. 867652 406

1	Names of Reporting Persons TotalEnergies Delaware, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 129,708,096 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 129,708,096 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,708,096 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 59.7% (3)
14	Type of Reporting Person CO

CUSIP No. 867652 406

1	Names of Reporting Persons TotalEnergies Renewables USA, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 129,708,096 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 129,708,096 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,708,096 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 59.7% (3)
14	Type of Reporting Person OO

CUSIP No. 867652 406

1	Names of Reporting Persons Sol Holding, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 129,708,096 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 129,708,096 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,708,096 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 59.7% (3)
14	Type of Reporting Person OO

(1)	Includes 41,752,640 shares of common stock, par value $0.001 per share (“Common Stock”) of SunPower Corp. (the “Issuer”) issuable upon the exercise of the First Tranche Warrant (as described in this filing).
(2)	The shares of Common Stock reported herein are held directly by Sol Holding, LLC. TotalEnergies Holdings USA, Inc. is the sole shareholder of TotalEnergies Delaware, Inc., which is the sole member of TotalEnergies Renewables USA, LLC, which is one of two members of Sol Holding, LLC, a limited liability company managed by a board of managers. TotalEnergies Gestion USA SARL, which is a direct wholly owned subsidiary of TotalEnergies SE, is the sole shareholder of TotalEnergies Holdings USA, Inc. As a result, each of the foregoing entities may be deemed to beneficially own the shares of Common Stock reported herein.
(3)	Percentage calculated based on 175,361,088 shares of Common Stock outstanding as of December 15, 2023 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 18, 2023. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all shares subject to warrants held by such person or entity were deemed outstanding if such warrants are currently exercisable or will become exercisable within 60 days of the date of this filing. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

Explanatory Note

This Amendment No. 19 (this “Amendment”) amends and supplements the statement on Schedule 13D dated June 23, 2011, as amended on July 1, 2011, November 21, 2011, December 23, 2011, February 2, 2012, March 1, 2012, June 6, 2013, June 18, 2014, December 9, 2015, December 10, 2015, November 25, 2019, January 21, 2020, February 4, 2020, February 19, 2020, March 20, 2020, April 15, 2020, May 25, 2022, August 18, 2022, and September 12, 2022 (the “Filing”), by the Reporting Persons relating to the shares of common stock, par value $0.001 per share (“Common Stock”) of SunPower Corporation (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Filing is amended and supplemented as follows:

Second Lien Credit Facility

On February 14, 2024, the Issuer entered into a second lien credit agreement (the “Second Lien Credit Agreement”) with Sol Holding, LLC (“Sol Holding”), pursuant to which Sol Holding provided an approximately $175 million term loan facility comprised of a $125 million tranche that was borrowed on February 14, 2024 (including the cashless roll of $45 million of outstanding revolving loans plus accrued unpaid interest on such loans into Tranche 1 Loans) (the “Tranche 1 Loans”), and a second tranche of up to $50 million of loans (the “Tranche 2 Loans”) available to be borrowed upon the satisfaction of certain conditions, including the delivery of a business plan with respect to the use of proceeds of such loans that is satisfactory to the lenders under the Second Lien Credit Agreement. The loans provided under the Second Lien Credit Agreement will mature 91 days after the fifth anniversary of February 14, 2024. Each borrowing of Tranche 2 Loans will be in a principal amount of $10 million or a whole multiple of $10 million in excess thereof. In connection with each $10 million principal amount of borrowing of a Tranche 2 Loan, the Issuer shall issue to Sol Holding, for no additional consideration, a Second Tranche Warrant (as defined below) exercisable for 6,680,423 shares of Common Stock, subject to stockholder approval. For the avoidance of doubt, the number of shares of Common Stock underlying all such Second Tranche Warrants must not exceed 33,402,112 shares.

The Issuer is the sole borrower under the Second Lien Credit Agreement. The obligations under the Second Lien Credit Agreement are guaranteed by certain of the Issuer’s direct and indirect wholly owned domestic subsidiaries and are secured by a pledge of all of the Issuer’s and such subsidiary guarantors’ assets (such pledge is subordinated to the liens pursuant to an outstanding First Lien Credit Agreement between the Issuer and the lenders party thereto (the “First Lien Credit Agreement”)), subject to customary limitations and exclusions.

The interest rate for borrowings under the Second Lien Credit Agreement is (i) 13.00% if paying interest in cash and (ii) 15.00% if paying interest in-kind. To the extent permitted under the First Lien Credit Agreement and related documents, the Second Lien Credit Agreement requires mandatory prepayments from the net proceeds of specified types of asset sales (subject to certain reinvestment rights), debt issuances and insurance recoveries (subject to certain reinvestment rights).

The Second Lien Credit Agreement contains affirmative and negative covenants customarily applicable to second lien credit facilities, including restricting the Issuer’s ability to incur additional indebtedness; create liens or guarantee obligations; enter into sale-leaseback transactions; merge, liquidate or dispose of assets; make acquisitions or other investments; enter into hedging agreements; pay dividends and make other distributions and engage in transactions with affiliates. Under the Second Lien Credit Agreement, the Issuer and its subsidiaries may not invest cash or property in, or loan to, certain unrestricted subsidiaries of the Issuer in amounts exceeding the limitations set forth in the Second Lien Credit Agreement. In addition, under the Second Lien Credit Agreement, the Issuer must maintain the following financial covenants: (w) First Lien Secured Net Leverage Ratio (as defined in the First Lien Credit Agreement) not to exceed 6.00:1.00 for the test period ending on or about March 31, 2025, 5.50:1.00 for the test period ending on or about June 30, 2025, 5.00:1.00 for the test periods ending on or about September 30, 2025 through September 30, 2026 and 4.50:1.00 for the test period ending December 31, 2026 and thereafter, (x) Consolidated Interest Coverage Ratio (as defined in the First Lien Credit Agreement) not to be less than 1.00:1.00 for the test period ending on or about March 31, 2025, 1.25:1.00 for the test period ending on or about June 30, 2025, 1.50:1.00 for the test period ending on or about September 30, 2025 through September 30, 2026 and 1.75:1.00 for the test period ending on or about December 31, 2026 and thereafter, (y) Consolidated Asset Coverage Ratio (as defined in the First Lien Credit Agreement) not to be less than 1.00:1.00 for the test period ending on or about March 31, 2025, 1.25:1.00 for the test period ending on or about June 30, 2025 and 1.50:1.00 for the test period ending on or about September 30, 2025 and thereafter and (z) Liquidity (as defined in the First Lien Credit Agreement) not to be less than $20,000,000 for the test period ending March 31, 2024, $30,000,000 for the test periods ending June 30, 2024 and September 30, 2024, $50,000,000 for the test period ending December 31, 2024 and $70,000,000 for the test period ending March 31, 2025 and thereafter.

The foregoing description of the Second Lien Credit Agreement does not purport to be complete and is qualified by the full text of such agreement, which is filed as an exhibit hereto.

Warrants

In connection with the Second Lien Credit Agreement, the Issuer agreed to issue to Sol Holding warrants to purchase shares of Common Stock in two tranches: (i) the first tranche (“First Tranche Warrant”) consisting of a warrant exercisable for 41,752,640 shares of Common Stock and (ii) the second tranche (“Second Trance Warrants” and together with the First Tranche Warrant, the “Warrants”) consisting of additional warrants exercisable for up to 33,402,112 shares of Common Stock. On February 14, 2024, concurrently with the issuance of the Tranche 1 Loans, the Issuer issued the First Tranche Warrant to Sol Holding. The issuance of Second Tranche Warrants is subject to the Issuer’s determination to call the Tranche 2 Loans and the size of the Tranche 2 Loans borrowed, among other conditions not in the control of Sol Holding.

The Warrants are exercisable at an initial exercise price of $0.01 per share and will expire ten years following the issuance of the Warrants. Pursuant to the terms of the Warrants, the number of shares for which the Warrants are exercisable and the exercise price for such shares may be adjusted for stock splits, reclassifications, share combinations, dividends or distributions made by the Issuer on the Common Stock, certain issuances of Common Stock or securities convertible into Common Stock and similar adjustments. Further, in connection with an Event of Default (as defined in the Second Lien Credit Agreement), the Issuer may be required, at the election of the warrantholder, to either (a) purchase the Warrants for a cash amount equal to the Black-Scholes Value (as defined in the Warrant) of the unexercised portion of the Warrants or (b) permit the exercise of the Warrants pursuant to a cashless default exercise for a number of shares of Common Stock with a value equal to the Black-Scholes Value of the unexercised portion of the Warrants.

On February 14, 2024, the Issuer received executed written consents from stockholders approving the issuance of all shares of Common Stock issuable upon exercise of the First Tranche Warrant exceeding 19.99% of the number of shares of Common Stock outstanding as of that date (the “19.99% Cap”), the issuance of Second Tranche Warrants and the issuance of all shares of Common Stock issuable upon exercise of Second Tranche Warrants. Sol Holding may not exercise the Warrants to the extent that the number of shares of Common Stock to be issued to Sol Holding upon such exercise would exceed the 19.99% Cap until the twentieth calendar day following the date that the Issuer mails an information statement to its stockholders, in accordance with Securities and Exchange Commission (“SEC”) and Nasdaq listing rules.

The foregoing description of the Warrants does not purport to be complete and is qualified by the full text of the form of Warrant, which is filed as an exhibit hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Filing is amended and supplemented as follows:

The descriptions of the Second Lien Credit Facility and Warrants in Item 3 and the description of the Registration Rights Agreement, Novation Agreement, A&R Affiliation Agreement, and Letter Agreement Amendment in Item 6 are hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Filing is amended and restated in its entirety as follows.

The information set forth in the facing pages of this Schedule 13D with respect to the shared beneficial ownership of Common Stock by the Reporting Persons is incorporated by reference into this Item 5.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a)-(b) The number and percentage of shares of Common Stock to which this Filing relates is 129,708,096, constituting 59.7% of the 175,361,088 shares of Common Stock outstanding as of December 15, 2023 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on December 18, 2023.

The shares of Common Stock reported herein are held directly by Sol Holding. TotalEnergies Holdings is the sole shareholder of TotalEnergies Delaware, which is the sole member of TotalEnergies Renewables, which is one of two members of Sol Holding, a limited liability company managed by a board of managers. TotalEnergies Gestion, which is a direct wholly owned subsidiary of TotalEnergies SE, is the sole shareholder of TotalEnergies Holdings. As a result, each of the foregoing entities may be deemed to beneficially own the shares of Common Stock reported herein.

(c) Other than as disclosed in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Filing is amended and supplemented as follows:

Registration Rights Agreement

In connection with the Second Lien Credit Agreement and the issuance of the Warrants, on February 14, 2024, the Issuer entered into a registration rights agreement with Sol Holding (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer agreed to prepare and file with the SEC a registration statement on Form S-1 or such other form as required (a “Registration Statement”) on or prior to the date that is five (5) business days following the date on which the Issuer files its Annual Report on Form 10-K for the fiscal year ended January 1, 2024, to register for resale the shares of Common Stock issuable upon the exercise of the Warrants. The Registration Rights Agreement also requires the Issuer to pay certain penalties in the event that the Registration Statement is not declared effective by the SEC by the aforementioned deadline.

The Issuer will pay certain expenses of Sol Holding incurred in connection with the exercise of its rights under the Registration Rights Agreement, and indemnify it for certain securities law matters in connection with any registration statement. The Registration Rights Agreement also grants Sol Holding the right to register the shares of Common Stock issuable upon exercise of the Warrants and/or include in an underwritten offering when either the Issuer or another holder of equity securities initiates a registration and/or underwritten offering. Finally, Sol Holding has the right to request that the Issuer update any effective Registration Statement to accommodate any underwritten offering of the shares of Common Stock issuable upon exercise of the Warrants in excess of $5 million, subject to certain conditions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified by the full text of such agreement, which is filed as an exhibit hereto.

Novation Agreement

As previously disclosed, in August 2022, all of the shares of the Issuer’s Common Stock held by TotalEnergies SE and its affiliates were transferred to Sol Holding, and in September 2022, the Reporting Persons sold 50% less one unit of the equity interests in Sol Holding to GIP III Sol Acquisition, LLC.

On February 14, 2024, TotalEnergies Solar INTL SAS and TotalEnergies Gaz & Electricité Holdings SAS entered into that certain Novation Agreement with the Issuer and Sol Holding pursuant to which Sol Holding assumed by way of novation all of the liabilities, duties, and obligations of TotalEnergies Solar INTL SAS and TotalEnergies Gaz & Electricité Holdings SAS under and in respect of that certain Affiliation Agreement dated as of April 28, 2011 (as amended on each of June 7, 2011, December 23, 2011, February 28, 2012, August 10, 2012, April 19, 2021, and October 29, 2021, the “Affiliation Agreement”).

The foregoing description of the Novation Agreement does not purport to be complete and is qualified by the full text of such agreement, which is filed as an exhibit hereto.

Amended and Restated Affiliation Agreement

In connection with the Second Lien Credit Agreement and the issuance of the Warrants, on February 14, 2024, the Issuer and Sol Holding entered into that certain Amended and Restated Affiliation Agreement (the “A&R Affiliation Agreement”), which governs the relationship between the Issuer and Sol Holding. Capitalized terms used but not defined in this section shall have the meanings given to such terms in the A&R Affiliation Agreement.

The A&R Affiliation Agreement amends and restates the terms of the previously-disclosed Affiliation Agreement to, among other things, (i) reflect the novation described above, (ii) remove outdated and obsolete terms, (iii) carve out the issuance of the Warrants, including the exercise thereof and issuance of Common Stock thereunder, and the securities of the Issuer held by acquirors of the Investor Group (as defined in the A&R Affiliation Agreement), from the calculation of the Applicable Standstill Limit (as defined in the A&R Affiliation Agreement), (iv) simplify the notices required in connection with the Investor Group’s rights to maintain its percentage ownership, and (v) amend Sol Holding’s board representation rights.

The A&R Affiliation Agreement further provides that, during the Standstill Period, no member of the Investor Group shall:

•	effect or seek any transaction that would result in the Investor Group beneficially owning shares in excess of 70% of the lower of (i) the then outstanding voting stock of the Issuer or (ii) the then outstanding Total Current Voting Power of the Issuer then in effect;

•	take any action which would or would reasonably be expected to require the Issuer to make a public announcement regarding a transaction that results in the Investor Group beneficially owning shares in excess of 70% of the lower of (i) the then outstanding voting stock of the Issuer or (ii) the then outstanding Total Current Voting Power of the Issuer then in effect;

•	request the Issuer or Issuer’s directors who are independent for stock exchange listing purposes and not an Investor Director or officers or employees of the Issuer (such persons, the “Disinterested Directors”), to, directly or indirectly, amend or waive any of the standstill restrictions applicable to the Investor Group; or

•	enter into any discussions with any third party regarding any of the foregoing.

The Standstill Period will end upon:

•	a change in control of the Issuer;

•	the first time that the Investor Group beneficially owns less than 15% of the outstanding voting power of the Issuer;

•	certain breaches of the A&R Affiliation Agreement by the Issuer;

•	at a time that the Investor Group has reduced its ownership level below specified thresholds, the commencement of a tender offer to acquire the Issuer by a third party (provided that the Standstill Period may be reinstated upon withdrawal of such third-party tender offer and certain other events); or

•	the termination of the A&R Affiliation Agreement pursuant to its terms.

The issuance of the Warrants, including the exercise thereof for Common Stock, will not violate the above restrictions or require notice to the Issuer during the Standstill Period.

During the Standstill Period, no member of the Investor Group may, among other things, solicit proxies or become a participant in an election contest relating to the election of directors to the Issuer’s board of directors (the “Board”).

The Investor Group has a right to maintain its percentage ownership in connection with any new securities issued by the Issuer unless the Investor Group at any time owns less than 40% of the outstanding voting power of the Issuer. Subject to the standstill limits described above, the Investor Group may also purchase shares on the open market or in private transactions with disinterested stockholders. Generally, the loss of certain rights under the A&R Affiliation Agreement based on the Investor Group’s ownership percentage in the Issuer is subject to a nine-month “grace period,” during which the Investor Group may acquire more shares to stay above the applicable ownership percentage.

With respect to the Investor Group’s board representation rights under the A&R Affiliation Agreement, the Board agreed to take all action necessary so that the Board will be comprised of either 11 or nine directors, dependent on whether the Board desires to separate the roles of Chief Executive Officer and Chairman of the Board.

If the Board separates the roles of Chief Executive Officer and Chairman, then the Board shall consist of 11 directors designated as follows:

(i)	the Chief Executive Officer of the Issuer;

(ii)	a Chairman;

(iii)	the number of Directors who (a) are or have been designated for such positions by the Investor Group under the A&R Affiliation Agreement, (b) are officers or employees of TotalEnergies SE or its subsidiaries, other than the Issuer and its subsidiaries, or (c) are officers or employees of GIP III Sol Acquisition LLC or its subsidiaries, other than the Issuer and its subsidiaries (each, an “Investor Director”, and collectively, the “Investor Directors”) determined as follows:

(A)	until the first time that the Investor Group owns or is deemed to own less than 50% of the Total Current Voting Power of the Issuer then in effect, six Investor Directors;

(B)	upon the first time that the Investor Group owns or is deemed to own less than 50% but not less than 40% of the Total Current Voting Power of the Issuer then in effect, five Investor Directors;

(C)	upon the first time that the Investor Group owns or is deemed to own less than 40% but not less than 30% of the Total Current Voting Power of the Issuer then in effect, four Investor Directors;

(D)	upon the first time that the Investor Group owns or is deemed to own less than 30% but not less than 20% of the Total Current Voting Power of the Issuer then in effect, three Investor Directors; and

(E)	upon the first time that the Investor Group owns or is deemed to own less than 20% but not less than 10% of the Total Current Voting Power of the Issuer then in effect, two Investor Directors.

(iv)	the number of Directors who are “independent directors” within the meaning of Rule 5605(a)(2) and the listing standards of Nasdaq and not Investor Directors (“Disinterested Directors”) necessary as to fill any vacancies in a Board consisting of 11 directors resulting from reductions in the number of Investor Directors designated in accordance with clause (iii) above, such that there will be three Disinterested Directors so long as the Investor Group owns at least 50% of the Total Current Voting Power of the Issuer then in effect.

If the Board does not separate the roles of Chief Executive Officer and Chairman, then the Board shall consist of nine directors designated as follows:

(i)	the Chief Executive Officer of the Issuer, who shall serve as Chairman;

(ii)	the number of Investor Directors determined as follows:

(A)	until the first time that the Investor Group owns or is deemed to own less than 50% of the Total Current Voting Power of the Issuer then in effect, five Investor Directors;

(B)	upon the first time that the Investor Group owns or is deemed to own less than 50% but not less than 40% of the Total Current Voting Power of the Issuer then in effect, four Investor Directors;

(C)	upon the first time that the Investor Group owns or is deemed to own less than 40% but not less than 30% of the Total Current Voting Power of the Issuer then in effect, three Investor Directors;

(D)	upon the first time that the Investor Group owns or is deemed to own less than 30% but not less than 20% of the Total Current Voting Power of the Issuer then in effect, two Investor Directors; and

(E)	upon the first time that the Investor Group owns or is deemed to own less than 20% but not less than 10% of the Total Current Voting Power of the Issuer then in effect, one Investor Director.

(iii)	the number of Disinterested Directors necessary as to fill any vacancies in a Board consisting of nine directors resulting from reductions in the number of Investor Directors designated in accordance with clause (ii) above, such that there will be three Disinterested Directors so long as the Investor Group owns at least 50% of the Total Current Voting Power of the Issuer then in effect.

The Investor Group has the right to cause a Disinterested Director to resign from the Board if the Board decides to combine the roles of Chief Executive Officer and Chairman of the Board in order for the Board composition to be consistent with the composition described above.

So long as Investor Directors serve as members of the Board, such Investor Directors will be allocated across the three classes that comprise the Board’s staggered terms for reelection in as equal an allocation as is practicable.

Until the first time that the Investor Group owns 40% or less of the outstanding voting power of the Issuer, the Issuer may not effect any of the following without first obtaining the approval of the Investor Group:

•	any amendment to the Issuer’s certificate of incorporation or bylaws;

•	an acquisition by the Issuer where the aggregate net present value of the consideration paid or to be paid exceeds 10% of the Issuer’s market capitalization;

•	a disposition by the Issuer where the aggregate net present value of the consideration received or to be received exceeds 10% of the Issuer’s market capitalization;

•	the adoption of any shareholder rights plan or certain changes to the Issuer’s shareholder rights plan;

•	except for the incurrence of certain permitted indebtedness, the incurrence of additional indebtedness in excess of a specified debt amount that is based on the Issuer’s trailing twelve-month financial performance;

•	subject to certain exceptions, any voluntary dissolution or liquidation of the Issuer or any company that it controls;

•	any voluntary bankruptcy filing by the Issuer or any company that it controls or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of the Issuer or any company that it controls; or

•	any repurchase of Common Stock, except in connection with the Issuer’s equity plan.

Until the first time that the Investor Group beneficially owns less than 15% of the outstanding voting power of the Issuer, neither the Issuer nor the Board is permitted to adopt any shareholder rights plan that would have specified adverse effects on the Investor Group or a transferee of 40% of the voting power of the Issuer from a member of the Investor Group in accordance with the provisions of the A&R Affiliation Agreement, without the approval of the Investor Group.

Additionally, for so long as the Investor Group owns or is deemed to own at least 30% of the Total Current Voting Power of the Issuer then in effect:

•	the Audit Committee of the Board will be comprised of three Disinterested Directors;

•	the Compensation Committee of the Board will be comprised of two Disinterested Directors and two Investor Directors;

•	the Nominating and Governance Committee of the Board will be comprised of two Disinterested Directors and two Investor Directors; and

•	any other standing or ad hoc committee of the Board will be comprised of two Disinterested Directors and two Investor Directors;

provided that, an Investor Director will not be included in the membership of any such committee, the sole purpose of which is to consider any transaction for which there exists an actual conflict of interest between any member of the Investor Group, on the one hand, and the Issuer or its Affiliates, on the other hand, in the reasonable judgment of the Disinterested Directors.

The Investor Group also has the right to designate up to four board observers to attend all meetings of the Board and each committee of the Board until the first time that the Investor Group owns or is deemed to own less than 10% of the Total Current Voting Power of the Issuer then in effect and to the extent the Investor Group is not then entitled to membership of an Investor Director on such committee.

At any time when the Investor Group owns at least 30% of the outstanding voting power of the Issuer, neither the Investor Group nor the Issuer may effect any of the following without first obtaining the approval of a majority of the Disinterested Directors:

•	any amendment to the Issuer’s bylaws or certificate of incorporation;

•	any transaction that, in the reasonable judgment of the Disinterested Directors, involves an actual conflict of interest between the Investor Group, on the one hand, and the Issuer and its affiliates, on the other hand;

•	the adoption of any shareholder purchase rights plan or the amendment;

•	except as provided above, the commencement of any tender offer or exchange offer by the Investor Group for shares of the Issuer or securities convertible into shares of the Issuer, or the approval of a merger of the Issuer or any company that it controls with a member of the Investor Group;

•	any voluntary dissolution or liquidation of the Issuer or any company that it controls;

•	any voluntary bankruptcy filing by the Issuer or any company that it controls or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of the Issuer or any company that it controls;

•	any delegation of all or a portion of the authority of the Board to any committee of the Board;

•	any amendment, modification or waiver of any provision of the A&R Affiliation Agreement;

•	any modification of director’s and officer’s insurance coverage; or

•	any reduction in the compensation of the Disinterested Directors.

The foregoing description of the A&R Affiliation Agreement does not purport to be complete and is qualified by the full text of such agreement, which is filed as an exhibit hereto.

Amendment to Letter Agreement

In connection with the amendments to the Affiliation Agreement described above, TotalEnergies Renewables USA, LLC, GIP III Sol Acquisition, LLC, and Sol Holding entered into an amendment (the “Letter Agreement Amendment”) to the previously disclosed Letter Agreement dated September 12, 2022 concerning certain governance rights with respect to Sol Holding and the shares of the Issuer’s Common Stock held directly by Sol Holding (the “Letter Agreement”). Specifically, with respect to Sol Holding’s right pursuant to the A&R Affiliation Agreement to appoint designees to the Issuer’s board of directors, the Letter Agreement Amendment provides that TotalEnergies Renewables USA, LLC and GIP III Sol Acquisition, LLC will each have the right to appoint an equal number of such directors, and if the number of directors that Sol Holding is entitled to appoint is an odd number, then the remaining director will be mutually appointed by TotalEnergies Renewables USA, LLC and GIP III Sol Acquisition, LLC. The Letter Agreement Amendment also deleted certain obsolete provisions and amended certain defined terms used in the Letter Agreement to better align them with the defined terms used in the Amended and Restated Affiliation Agreement.

The foregoing description of the Letter Agreement Amendment does not purport to be complete and is qualified by the full text of such agreement, which is filed as an exhibit hereto.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Filing is hereby amended and supplemented as follows:

Exhibit Number	Description
40	Second Lien Credit Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 15, 2024).
41	Form of Warrant to Purchase Common Stock.
42	Registration Rights Agreement, dated as of February 14, 2024, by and between SunPower Corporation and Sol Holding, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on February 15, 2024).
43	Novation Agreement, dated as of February 14, 2024, by and among SunPower Corporation, TotalEnergies Solar INTL SAS, TotalEnergies Gaz & Electricité Holdings SAS, and Sol Holding, LLC.
44	Amended and Restated Affiliation Agreement, dated as of February 14, 2024, by and between SunPower Corporation and Sol Holding, LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on February 15, 2024).
45	Amendment to Letter Agreement, dated February 14, 2024, by and among TotalEnergies Renewables USA, LLC, GIP III Sol Acquisition, LLC, and Sol Holding, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2024

TOTALENERGIES SE

By:	/s/ Marine Delaitre
Name:	Marine Delaitre
Title:	Authorized Signatory

TOTALENERGIES GESTION USA SARL

By:	/s/ Eric Bozec
Name:	Eric Bozec
Title:	General Manager

TOTALENERGIES HOLDINGS USA, INC.

By:	/s/ Richard Frazier
Name:	Richard Frazier
Title:	Assistant Secretary

TOTALENERGIES DELAWARE, INC.

By:	/s/ Richard Frazier
Name:	Richard Frazier
Title:	Secretary

TOTALENERGIES RENEWABLES USA, LLC

By:	/s/ Richard Frazier
Name:	Richard Frazier
Title:	Secretary

SOL HOLDING, LLC

By:	/s/ Christopher Gillies
Name:	Christopher Gillies
Title:	President and Manager

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and current principal occupation or employment of each director and executive officer, as applicable, of TotalEnergies SE, TotalEnergies Gestion USA SARL, TotalEnergies Holdings USA Inc., TotalEnergies Delaware Inc., TotalEnergies Renewables USA LLC and Sol Holding, LLC. The business address of each of the directors and executive officers of TotalEnergies SE and TotalEnergies Gestion USA SARL is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. The business address of each of the other individuals listed below is 1201 Louisiana St. Suite 1800, Houston, TX 77002

TOTALENERGIES SE

Name	Occupation	Citizenship
Patrick Pouyanné	Chairman and Chief Executive Officer	French
Helle Kristoffersen	President,Asia	French and Danish
Stéphane Michel	President, Gas, Renewables & Power	French
Thierry Pflimlin	President, Marketing & Services	French
Bernard Pinatel	President, Refining & Chemicals	French
Jean-Pierre Sbraire	Chief Financial Officer	French
Namita Shah	President, OneTech	French
Nicolas Terraz	President, Exploration & Production	French
Aurélien Hamelle	President Strategy & Sustainability	French
Jacques Aschenbroich	Director	French
Anelise Quintão Lara	Director	French
Marie-Christine Coisne-Roquette	Lead Independent Director	French
Lise Croteau	Director	Canadian
Mark Cutifani	Director	Australian
Emma de Jonge	Director representing employee shareholders	French
Romain Garcia-Ivaldi	Director representing employees	French
Maria van der Hoeven	Director	Netherlands
Glenn Hubbard	Director	American
Anne-Marie Idrac	Director	French
Jean Lemierre	Director	French
Dirk Paskert	Director	German
Angel Pobo	Director representing employees	French

TOTALENERGIES GESTION USA SARL

Eric Bozec	General Manager	French

TOTALENERGIES HOLDINGS USA INC.

Mike Naeve	Director	American
Christophe Vuillez	Director, President & Chief Executive Officer	French
Alexander Adotevi	Director and Chief Financial Officer	German
Dawn Lannin	Director, General Counsel & Secretary	American
Eric Bozec	Director	French
Esmeralda Fernandez	Treasurer	American
Rich Frazier	Assistant Secretary	American

TOTALENERGIES DELAWARE INC.

Christophe Vuillez	Director and President	French
Alexander Adotevi	Director and Vice President	German
Dawn Lannin	Director	American
Esmeralda Fernandez	Treasurer	American
Rich Frazier	Secretary	American

TOTALENERGIES RENEWABLES USA LLC

Vincent Stoquart	Manager	Belgian
Marc-Antoine Pignon	Manager and Chief Executive Officer	French
Olivier Terneaud	Manager	French
Alexander Adotevi	Manager	German
David Foulon	Manager	American
Christopher Gillies	Chief Financial Officer	Australian
Ali Mirza	Vice President, Structured Finance	American
Jeff Newcombe	Vice President, Technical	American
Anais Immas	Vice President, Business Development	French
Eric Potts	Vice President, Managing Director, Distributed Generation	American
Greg Nelson	Vice President, Managing Director – Core Solar	American
Esmeralda Fernandez	Treasurer	American
Rich Frazier	Secretary	American
Simon Hayes	Assistant Secretary	British
Ha C. Yi	Assistant Secretary	American

Sol Holding, LLC

Vincent Stoquart	Manager	Belgian
Jonathan Bram	Manager	American
Christopher Gillies	President and Manager	Australian
Emmanuel Barrois	Manager	French
Daniel Barbosa	Manager	American
Rich Frazier	Secretary	American
Wendy Barberousse	Assistant Secretary	American; French